04034164

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from __________ to __________

Commission file number 0-994

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon 97209

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NORTHWEST NATURAL GAS COMPANY
Retirement K Savings Plan
Annual Report to Securities and Exchange Commission
on Form 11-K
For the Fiscal Year Ended December 31, 2003

Table of Contents

ITEM 4. FINANCIAL STATEMENTS

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Portland, Oregon
April 16, 2004

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Investments, at fair value	$ 91,862,668	$ 71,198,027
Contributions receivable		
Participant	100,636	89,678
Employer	42,164	31,584
Total contributions receivable	142,800	121,262
Cash	5,000	-
Net assets available for benefits	$ 92,010,468	$ 71,319,289

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions		
Investment income	$ 1,749,374	$ (54,792)
Net appreciation (depreciation) in fair value of investments	15,246,824	(9,804,485)
Net investment income (loss)	16,996,198	(9,859,277)
Contributions		
Participant elective and rollover	5,806,571	5,678,936
Employer	1,540,437	1,341,744
Total contributions	7,347,008	7,020,680
Total additions (reductions)	24,343,206	(2,838,597)
Deductions		
Withdrawals and benefit payments	(3,648,377)	(5,533,381)
Administrative fees and expenses	(3,650)	(3,700)
Total deductions	(3,652,027)	(5,537,081)
Net increase (decrease) in net assets available for benefits	20,691,179	(8,375,678)
Net assets available for benefits at beginning of year	71,319,289	79,694,967
Net assets available for benefits at end of year	$ 92,010,468	$ 71,319,289

The accompanying notes are an integral part of these financial statements.